Filed by: Electronics for Imaging, Inc.
Filed under Rules 425 and 14a-12

Subject Companies: Electronics for Imaging, Inc. (0-18805)
Printcafe Software, Inc. (0-49710)

The following letter was sent to customers of Printcafe Software, Inc.

We are pleased to announce that Electronics for Imaging has reached an agreement to acquire Printcafe, pending regulatory and shareholder approval. We are writing to introduce you to EFI and to assure you that completion of this transaction will enhance the capabilities and reach of Printcafe’s technology and services for its customers.

Many of you are already familiar with EFI as the company that invented the Fiery®, the world’s most popular print server. For those of you not familiar with EFI, a brief introduction: A world leader in imaging solutions, EFI is a publicly held company, with annual revenues in excess of $350 million and significant financial resources. The company is headquartered in Foster City, California, with over 20 offices worldwide and approximately 1,000 employees.

EFI offers customers greater productivity, cost efficiency and high fidelity output through advanced pre-press applications for imposition, document management, trapping and scanning. The company’s goal is to offer the widest range of local and remote inkjet proofing solutions, and the industry’s most flexible and powerful variable data solution. Over the past decade, the company has pioneered many innovative and award-winning imaging solutions, including Fiery print servers and Velocity™ workflow software for production printing. Today, there are nearly a million Fierys installed worldwide.

Moving forward, we will continue to support widely deployed print workflows and any possible integration based upon industry standards. Together, EFI and Printcafe strongly support current industry efforts to establish standards that promote interoperability between different components to establish a fully functional Computerized Integrated Manufacturing (CIM) environment. Together, our solutions will help professional printers build unified, intelligent and efficient workflows for offset and digital color printing processes. Our vision is that Printcafe will become even more successful supported by EFI’s deep resources.

We are committed to making the process of merging Printcafe with EFI as transparent as possible. Printcafe’s business will continue as usual while the acquisition closes. Following the acquisition, it is our intent to operate Printcafe with minimal impact to its current operations. In fact, many aspects of doing business with Printcafe will remain the same – or even improve – starting with our unwavering commitment to putting customers first.

In closing, we remain dedicated to bringing you world-class technology and earning the role as your partner of choice. We look forward to a strong, long-term and mutually beneficial partnership with [company name], and will contact you again when the acquisition closes. Please don’t hesitate to contact us with any questions or comments.

Best regards,

/s/ Marc Olin	/s/ Guy Gecht

Marc Olin Printcafe Chairman & CEO	Guy Gecht EFI Chairman & CEO